NO ACT

PE
2-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011558

March 30, 2009

Received SEC
MAR 30 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-09

Connie S. Stamets
Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, TX 75202-2711

Re: Chesapeake Energy Corporation
Incoming letter dated February 6, 2009

Dear Ms. Stamets:

This is in response to your letter dated February 6, 2009 concerning the shareholder proposal submitted to Chesapeake by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated March 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 1120
New York, NY 10007-2341

March 30, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chesapeake Energy Corporation
Incoming letter dated February 6, 2009

The proposal requests that Chesapeake amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

We are unable to concur in your view that Chesapeake may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Chesapeake may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel

March 4, 2009

RECEIVED
2009 MAR -6 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

<u>BY EMAIL AND EXPRESS MAIL</u>

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chesapeake Energy, Inc.;
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 6, 2009 letter (the "Company's Letter") submitted to the Securities and Exchange Commission by the firm of Bracewell & Giuliani, outside counsel for Chesapeake Energy, Inc. ("Chesapeake Energy" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2009 annual meeting the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal, as well as the Company's Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. The Proposal, which calls for amending the Company's existing equal employment opportunity ("EEO") policy to cover both discrimination based on gender identity and discrimination based on sexual orientation, cannot have been "substantially implemented" by an EEO policy, and/or training and communications, which, the Company concedes, have never so much as mentioned "gender identity" at any time in any context. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Whereas provisions of the Proposal discuss the business advantages and growing policy among Fortune 500 companies of avoiding discrimination on the basis of sexual orientation and gender identity.

The Proposal's "Resolved" clause then states:

> **RESOLVED**: The Shareholders request that Chesapeake Energy Corporation amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

II. Discussion

The Company has challenged the Proposal on the following ground: Rule 14a-8(i)(10) (substantially implemented). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

The Proposal Has Not Been Substantially Implemented

The Company argues that under Rule 14a-8(i)(10), it has "substantially implemented" the Funds' Proposal for an EEO policy prohibiting both discrimination based on sexual orientation and discrimination based on gender identity. See Company Letter at pp. 2-3. However, a request to prohibit discrimination based upon gender identity cannot be substantially implemented by an EEO policy, training, and communications that make no reference whatsoever to gender identity.

While Chesapeake Energy asserts that "the Company communicates its policies to all employees and regularly provides harassment sensitivity training workshops for its employees in order to help provide a work environment free of harassment of any kind," (Company Letter at p. 3), the Company nowhere claims that any aspect of that policy or training or communication ever mentions the words "gender identity" or even the concept of discrimination based upon gender identity. Similarly, while the Company's Letter then makes the legal argument that "The Company also believes that gender identity is subsumed under the prohibition against discrimination on the basis of sexual orientation " (*Id.* at p. 4), it does not state that it has ever informed any of its employees of that interpretation. In effect, any "substantial implementation" of the Proposal exists solely in the eyes of the Company, rather than in any objectively verifiable source.

Moreover, because "gender identity" is never mentioned in its EEO policy or elsewhere, the Company's position gets no support from its assertion – which never mentions "gender identity" either -- that "Additionally, the Company currently employs many homosexual individuals, several of whom have openly expressed their appreciation for the Company's specific policy statement prohibiting discrimination based upon sexual orientation." *Id.* Finally, the Company gives far too little credit to those employees and their intelligence when it asserts that "The Company believes that the inclusion of the Proposal in the 2009 Proxy Materials may serve to confuse its employees who rely on and value the Company's existing EEO Policy." *Id.*

There is also no merit to the Company's argument that because some states' anti-discrimination laws cover gender identity, a Company EEO policy that only mentions sexual orientation should be deemed to cover discrimination based on gender identity as well (Company Letter at p. 4). There is the critical distinction that, as the Company Letter indicates, the anti-discrimination laws from Illinois, Minnesota and Colorado that the Company cites all explicitly mention gender identity in their definitions – which the Company's EEO policy does not. Beyond that, the Company has made no showing that its home state of Oklahoma, or the other states where it has major business operations, such as Texas and Louisiana (*see* Company website at www.chk.com/Operations/Pages/Default.aspx), have anti-discrimination laws that cover both sexual orientation and gender identity. Thus, for the Company to substantially implement the Proposal, there is no substitute for Company's expressly adding "gender identity" to its EEO policy, which it admits it has not done.

The Staff has previously declined to issue a no-action letter under Rule 14a-8(i)(10) where the proposal similarly called for an EEO policy that banned discrimination based on both sexual orientation and gender identity, but the company's policy referred only to sexual orientation. *Armor Holdings, Inc.* (April 3, 2007). The Staff has also repeatedly rejected the analogous argument that a company can substantially implement a proposal calling for a policy that forbids discrimination based upon sexual orientation by having in place a policy or training materials that never once mention "sexual orientation." That was so even though the companies had policies in place that forbade discrimination on other specified grounds, which companies argued could apply to sexual orientation. *See Emerson Electric Co.* (October 20, 2004); *OGE Energy, Inc.* (Feb. 24, 2004); *ExxonMobil Corp.* (March 28, 2002); and *General Electric Co.* (Feb. 2, 1999). That same result should obtain here with respect to the Proposal's request for a policy prohibiting discrimination based upon gender identity, where the Company's policies, while stating a prohibition on discrimination based upon sexual orientation, never state any prohibition on discrimination based upon the completely different characteristic of gender identity. We note that the Company Letter fairly describes the *Emerson* and *OGE* letters, but then makes little effort to distinguish them. If anything, the Company's topic sentence for that same paragraph points out exactly why Chesapeake Energy cannot be deemed to have substantially implemented the Funds' Proposal: "With respect to shareholder proposals concerning anti-discrimination policies, the Staff has generally taken the view that a company's policies must directly address the anti-discrimination policies addressed in the proposal to allow exclusion of the shareholder proposal." (Company Letter at p. 3). Here, the Company has simply failed to "directly address the [gender identity] anti-discrimination policies addressed in the proposal."

Generally, with respect to proposals ranging from adoption of workers' rights policies to changes in corporate governance to reports on health issues, no-action letters have routinely been denied under Rule 14a-8(i)(10) where the purported "substantial implementation" omits key elements of the proponent's request. *See, e.g., 3M Co.* (March 7, 2006) (proposal to improve working conditions at company's China operations not substantially implemented where company did not hold its Chinese suppliers to those standards; *VF Corp.* (Feb. 13, 2004) and *Sara Lee Corp.* (Sept. 8, 2003) (Staff rejected the companies' argument that they had substantially implemented the ILO labor standards by adopting a less complete set of standards, scattered through a variety of documents); *Unocal Corp.* (March 16, 2004), (rejecting company's argument that it had substantially implemented a proposal calling for an office to facilitate direct communications between shareholders and independent directors, by instead putting in place a system for shareholder communications that gave a senior independent director discretion to block such communications from reaching the other independent directors); *STERIS Corp.* (June 14, 2004) (rejecting company's argument that it had substantially implemented a proposal calling for serious board engagement with respect to shareholder proposals that received a majority shareholder vote, by instead putting in place a system that called for a lower level of board engagement with respect to all shareholder proposals, approved or not); *Dow Chemical Co.* (Feb. 23, 2005) (company's posting on its website of some incomplete information about its chemical products did not substantially implement a proposal calling for a report on various aspects of testing, marketing and regulation of those chemicals); and *Wendy's International, Inc.* (Feb. 8, 2005) (proposal for report on method of animal slaughter not substantially implemented by posting various statements and guidelines on company website). In short, there is no substitute for action on the subjects a proposal specifies – here, a policy barring discrimination based upon gender identity.

The Company's citation to *ConAgra Foods* (July 3, 2006), *The Talbots, Inc.* (April 5, 2002), *The Gap, Inc.* (March 16, 2001), and *Kmart Corporation* (Feb. 23, 2000) (Company Letter at p. 2), is not to the contrary. As exemplified by the Company's extended discussion of the *Gap* letter, *id.*, those letters involved companies' actions that did directly address the subject matters of the proposals, even if there were minor variations between the actions requested in the proposals and the companies' actions. Here, in marked contrast, the Company does not assert anywhere in its letter that it has ever done anything to tell any of its employees that discrimination based on gender identity is forbidden. As such, the Company cannot be said to have implemented a critical and indispensable part of the Proposal.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief under Rule 14a-8(i)(10).

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Connie S. Stamets, Esq.
Bracewell & Giuliani
1445 Ross Avenue, Suite 3800
Dallas. TX 75202-2711

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Connie S. Stamets

214.758.1622 Office
214.758.8321 Fax

connie.stamets@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

February 6, 2009

By Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chesapeake Energy Corporation: Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

This letter is to inform you that Chesapeake Energy Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2009 annual meeting of shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponent"). The Proposal requests the Company to include in its employee policy statement a prohibition against discrimination based on sexual orientation and gender identity. The Proponent's letter setting forth the Proposal is attached hereto as Attachment A.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2009 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2009 Proxy Materials. The Company intends to file its definitive 2009 Proxy Materials with the Commission no earlier than April 30, 2009. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not later than 80 days before the Company intends to file its 2009 Proxy Materials.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) – The Proposal Relates to a Matter that the Company Has Substantially Implemented

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the proposal has already been substantially implemented. The Commission adopted the "substantially implemented" test in 1983. *See* Exchange Act Release No. 34-20091 (August 23, 1983). Under that test, proposals are considered substantially implemented when a company's current policies and practices reflect or are consistent with "the intent of the proposal." *Aluminum Company of America* (January 16, 1996). According to the Commission, the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). A shareholder proposal is considered to be substantially implemented if the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Staff does not require that a company have implemented every detail of a proposal in order to permit exclusion under Rule 14a-8(i)(10). Instead, the Staff consistently has taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10). *See, e.g., ConAgra Foods* (July 3, 2006), *The Talbots, Inc.* (April 5, 2002), *The Gap, Inc.* (March 16, 2001) and *Kmart Corporation* (February 23, 2000). For example, in *The Gap*, the shareholder requested that Gap prepare a report that reviewed the child labor practices of its suppliers and studied the steps required to implement programs to eliminate child labor, provide for schooling and employ adult family members of underage workers at Gap's vendors. Gap argued that it had in place a code of vendor conduct, which addressed child labor, had implemented extensive monitoring programs, published information on its website with respect to the vendor code and monitoring programs and was willing to discuss the matters in the proposal with shareholders and interested third parties. Although Gap's policies and procedures did not include the specific recommendations of the proposal, the Staff permitted the omission of the proponent's proposal because Gap's policies compared favorably with the proposal's underlying concerns.

With respect to shareholder proposals concerning anti-discrimination policies, the Staff has generally taken the view that a company's policies must directly address the anti-discrimination policies addressed in the proposal to allow exclusion of the shareholder proposal. For example, in *OGE Energy, Inc.* (February 24, 2004), the Staff did not permit exclusion of a proposal that requested that the company amend its written equal employment policy to prohibit discrimination based on sexual orientation where the company's policy did not specifically include sexual orientation in its discrimination prohibitions. In *Emerson Electric Co.* (October 20, 2004), the Staff did not permit exclusion of a proposal that requested that the company amend its written equal employment policy to prohibit discrimination based on sexual orientation. In support of its position, the company cited its existing policies which barred all discrimination generally and included sexual orientation discrimination in training materials, as well as its hotline for reporting discrimination and recognition from third parties for its anti-discrimination efforts. The proponent argued that mentioning sexual orientation in training materials and maintaining a hotline did not substitute for amending the policy. The Staff declined to provide no-action relief.

The Proposal relates to matters that the Company has already substantially implemented. The Company has adopted as part of its Employment Policies applicable to all employees of the Company an Equal Employment Opportunity policy ("EEO Policy") that addresses the concerns raised in the Proposal with respect to discrimination in employment. A copy of the EEO Policy is attached as Attachment B. The EEO Policy provides in relevant part:

> It is the policy of Chesapeake to create a favorable work environment in which all employees regardless of race, color, religion, creed, age, sex, national origin or ancestry, marital status, **sexual orientation**, status as a disabled or Vietnam era veteran, or status as a qualified individual with a disability can enjoy equal opportunities in their employment relationship with the Company.... It is prohibited for any employee of the Company to refuse to hire, train, promote or provide equitable employment conditions to any employee or applicant, or to discipline or dismiss an employee solely on the basis of the protected categories set forth above.... [Emphasis added]

The Company is an equal opportunity employer, fully committed to complying with all applicable equal opportunity laws. Furthermore, the Company communicates its policies to all employees and regularly provides harassment sensitivity training workshops for its employees in order to help provide a work environment free of harassment of any kind. The Company believes that it is not practical or even possible to list all categories on which to prohibit discrimination and that such an effort, moreover, would only divert attention from the goal of a truly non-discriminatory workplace.

The Company also believes that gender identity is subsumed under the prohibition against discrimination on the basis of sexual orientation. This interpretation is supported by anti-discrimination decisions and laws in several states. For example, in *Enriquez v. West Jersey Health Sys.*, 2001 WL 741271 (N.J. Super. Ct. App. Div. 2001), the court held that discrimination against a transsexual employee was sex discrimination. The court reasoned that "sex discrimination under the LAD [New Jersey Law Against Discrimination] includes gender discrimination so as to protect plaintiff from gender stereotyping and discrimination for transforming herself from a man to a woman". *Id.* at p. 7. Similarly, the Minnesota Human Rights Act specifically includes gender identity in its definition of sexual orientation (Minn. Stat. Ann. § 363A.03 subd. 44), the Illinois Human Rights Act includes "gender-related identity" in its definition of sexual orientation (775 ILCS 5/1-103(O-1)), and Colorado's non-discrimination laws also include gender identity in their definition of sexual orientation (Col. Rev. Stat. § 24-34-401(7.5)). In addition, Connecticut's Commission on Human Rights and Opportunities has interpreted the prohibitions against sex discrimination and sexual orientation discrimination (Conn. Gen. Stat. § 46a-81a *et seq.*) in the Connecticut Fair Employment Practices Act (Conn. Gen. Stat. § 46a-51 *et seq.*) to include discrimination based on gender identity. Thus, the Company believes that the EEO Policy, together with the programs implemented by the Company in furtherance of those policies, substantially implement the Proposal.

Additionally, the Company currently employs many homosexual individuals, several of whom have openly expressed their appreciation for the Company's specific policy statement prohibiting discrimination based upon sexual orientation. The Company believes that the inclusion of the Proposal in the 2009 Proxy Materials may serve to confuse its employees who rely on and value the Company's existing EEO Policy. The Company is concerned that employees may infer from the Proposal that the existing Policy is somehow suspect or provides inadequate protection from discrimination based on sexual orientation. The Proponent has acknowledged verbally, through telephone conversations with the Company, that the Company's current EEO Policy does, in fact, properly include sexual orientation, but the Proponent has expressly refused to withdraw the Proposal or to amend it to correct its implication that the Company's current policy does not sufficiently address sexual orientation.

In sum, the Company's existing policies and standards already substantially implement the concerns addressed in the Proposal. The Proposal may, therefore, be excluded under Rule 14a-8(i)(10).

Based on the foregoing, the Company respectfully requests that the Staff concur in the Company's opinion that the Proposal may be properly excluded from its 2009 Proxy Materials. Please transmit your response by fax to the undersigned at 214-758-8321. Contact information for the Proponent and a fax number for a Company contact are provided below. Please call the undersigned at 214-758-1622 if we may be of any further assistance in this matter.

Very truly yours,

Connie S. Stamets

Connie S. Stamets

Enclosures

cc: Patrick Doherty
Office of the Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341
Telephone: 212-669-2651

Jennifer M. Grigsby
Senior Vice President, Treasurer and
Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118
Fax: (405) 849-9225

APPENDIX A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 16, 2008

Ms. Jennifer M. Grigsby
Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

Dear Ms. Grigsby:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, Chesapeake Energy Corporation does not have a policy that explicitly prohibits discrimination based on sexual orientation and gender identity. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation and gender identity in its employee policy statement. A number of Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Chesapeake Energy Corporation common stock are enclosed.

The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

pd:ma

Enclosures
Chesapeake sex orient - 2009

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: Chesapeake Energy Corporation, does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 88% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 98% of Fortune 100 companies, according to the Human Rights Campaign; over 30% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a June, 2008 survey by Harris Interactive and Witeck-Combs, 65% of gay and lesbian workers in the United States reported facing some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also reported that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May, 2007, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that **Chesapeake Energy Corporation** amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. **Chesapeake Energy Corporation** will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

PD:ma

APPENDIX B

Chesapeake Energy Corporation
Excerpt from Employment Policies Manual
Effective November 1, 2000
Updated October 27, 2008

EMPLOYMENT POLICIES

Equal Employment Opportunity

It is the policy of Chesapeake to create a favorable work environment in which all employees regardless of race, color, religion, creed, age, sex, national origin or ancestry, marital status, sexual orientation, status as a disabled or Vietnam era veteran, or status as a qualified individual with a disability can enjoy equal opportunities in their employment relationship with the Company. Chesapeake will retain, promote, terminate and otherwise treat equally any and all employees and job applicants on the basis of merit, qualifications, competence and attitude.

It shall be the responsibility of all employees to abide by and carry out the letter, spirit and intent of the Company's commitment to equal employment. It is prohibited for any employee of the Company to refuse to hire, train, promote or provide equitable employment conditions to any employee or applicant, or to discipline or dismiss an employee solely on the basis of the protected categories set forth above; except where business necessity or a bona fide occupational qualification can reasonably by established.

Any employee or job applicant who feels that he or she has been subjected to discrimination by an employee, officer or agent of the Company is requested to report the incident or complaint directly to the Human Resources Department.